Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

VOLUNTARY ANNOUNCEMENT

Alibaba Group SELLS INTIME

Alibaba Group Holding Limited (the “Company”) announces that the Company together with another minority shareholder has agreed to sell 100% of the equity interest in Intime to a consortium of purchasers comprising Youngor Group and members of Intime’s management team (the “Intime Sale”). Intime is one of the leading department store operators in the PRC.

Alibaba currently holds approximately 99% of the equity interest in Intime. The expected gross proceeds to Alibaba from the Intime Sale is approximately RMB7.4 billion (US$1.0 billion). Alibaba expects to record losses of approximately RMB9.3 billion (US$1.3 billion)1 as a result of the sale of Intime. The completion of the Intime Sale is subject to PRC merger control clearance and other customary closing conditions.

(1) Calculated based on (i) the gross proceeds from the transactions; and (ii) the carrying values of the net assets of Intime and the noncontrolling interests in Intime included in the Company’s consolidated balance sheet as at September 30, 2024.

This announcement contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements that are not historical facts, including statements about the completion of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that various regulatory approvals or closing conditions for transactions may not be obtained, satisfied or waived. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board Alibaba Group Holding Limited Kevin Jinwei ZHANG Secretary

Hong Kong, December 17, 2024

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.